STRATEGIC MINING CORP.
36 TORONTO STREET, SUITE 1170
TORONTO, ON, CANADA M5C 2C5

October 24, 2012

Via E-mail
Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Strategic Mining Corp. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed May 16, 2012 File No. 000-53961

Dear Ms. Jenkins:

By letter dated October 15, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Strategic Mining Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on May 16, 2012 (the “Annual Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Item 9A.  Controls and Procedures, page 21

Report of Management on Internal Control Over Financial Reporting, page 21

1.
We note your disclosure does not provide a conclusion on the evaluation you conducted on your internal controls over financial reporting (“ICFR”); however you do disclose that you identified material weaknesses in ICFR. Please revise your Form 10-K to clearly state that your ICFR was not effective as of December 31, 2011, as required by Item 308(a)(3) of Regulation S-K.

Response:  We have revised our disclosure in our Form 10-K to clearly state that our ICFR was not effective as of December 31, 2011, as required by Item 308(a)(3) of Regulation S-K.

Further the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Douglas C. Peters
Douglas C. Peters
Chief Executive Officer
Strategic Mining Corp.